Exhibit 1

Stock Symbols:	AEM (NYSE and TSX)	For further information:
David Smith; Vice-President, Investor Relations
(416) 947-1212

(All dollar amounts expressed in U.S. dollars unless otherwise noted)

GOLD ZONES EXTENDED AT AGNICO-EAGLE’S MEADOWBANK MINE PROJECT AS HIGHER GRADE INTERSECTIONS ARE ENCOUNTERED

Toronto (September 17, 2007) – Agnico-Eagle Mines Limited (“Agnico-Eagle” or the “Company”) is pleased to provide an update on its spring and summer exploration activities at its Meadowbank gold mine project in Nunavut, Canada.  Significant drill results have been reported, both inside and outside of the current open pit reserve envelope.

Agnico-Eagle’s company-wide budgeted exploration expenditure in 2007 exceeds $40 million, the highest level in the Company’s history.  Currently, 20 drill rigs are active targeting approximately 250,000 metres of drilling for the year.   Of this budget, $8 million is earmarked for exploration at the Meadowbank mine project.

Highlights of the recent exploration activity in Nunavut include:

•                  Several drill holes have intersected mineralization between the Goose South and the Goose Island zones, suggesting that they are linked at approximately 150 metres below surface.  These zones remain open at depth and to the south;

•                  Drilling both within the main Portage zone pit outline, and immediately adjacent to it, has succeeded in extending the mineralized envelope at depth and along trend to both the north and south;

•                  Drilling suggests continuous gold mineralization over 3.5 kilometres, spanning the Cannu zone all the way to the Goose Island zone;

•                  None of the new mineralization at Goose South and Portage has been incorporated in the current mine plan; and

•                  The growing gold mineralization envelope and the higher grade intersections suggest the potential for longer mine life and possibly improved project economics as the results are incorporated into the operating plan.

“The most recent Meadowbank exploration results give us further confidence that we will be able to meet our previously stated gold reserve target of 18 million to 20 million ounces by the end of 2008” said Sean Boyd, Vice-Chairman and Chief Executive Officer.  “We are gaining increasing confidence in further reserve growth beyond this target as we continue to encounter potentially ore-grade mineralization outside of our currently defined gold reserve and resource envelope at several of our development projects” added Mr. Boyd.

Updated Meadowbank Feasibility Study Expected by the End of the Year

An aggressive exploration program is currently underway at the Company’s 100% owned Meadowbank mine project in Nunavut.  Meadowbank has proven and probable gold reserves of 2.9 million ounces (21.3 million tonnes grading 4.2 grams per tonne as presented in Cumberland Resources Ltd.’s (“Cumberland”) annual information form dated March 31, 2007).  Since Agnico-Eagle assumed control of Cumberland and the property in April 2007, the exploration focus has been resource to reserve conversion in the vicinity of the open pit reserves and resource exploration around recent discoveries that show excellent potential.

http://www.agnico-eagle.com/files/MeadowbankGeologyMap.pdf

To date, three drills have completed 14,700 metres of drilling from 84 holes.  Numerous intercepts have been returned that are higher grade than the current reserves and resources providing further confidence that the overall project economics at Meadowbank may continue to improve with further drilling and mine plan optimization.

Drilling has been focused along the main Meadowbank Trend, over a strike length of three kilometres, exploring for potential extensions and new zones of mineral resources at the Goose South and Cannu zones.  The drilling is also testing the mineral resource envelopes in, or near, the open pit reserves at the Portage and Goose Island zones.  Results from the current exploration program will be considered in the update of the Meadowbank Feasibility Study that will be completed this fall.

Goose South Zone Now Linked to Goose Island Resource, Including Higher Grade Intersections

Drilling early in the season focused on linking the Goose Island gold resource envelope to the Goose South zone (2006 discovery), located almost 450 metres to the south of the planned Goose Island open pit.  Drilling results previously disclosed by Cumberland (press release dated June 22, 2006) at Goose South demonstrate the high grade potential and include 5.61 grams per tonne of gold over 3.6 metres in hole G06-635 and 110.5 grams per tonne of gold over 1.7 metres in hole G06-638.

http://www.agnico-eagle.com/files/MeadowbankLongitudinalSection.pdf

Agnico-Eagle has completed seven diamond drill holes at Goose South which have encountered higher than average gold grades when compared with the overall Meadowbank mine project; some of the more significant results are presented in the following table:

Drill Hole	Zone	True Width (metres)	From (metres)	To (metres)	Gold (g/t) (cut to 100 g/t)
G07-675	Goose South	11.3	236.96	261.87	11.84
and	Goose South	2.5	302.57	307.86	8.26
G07-685	Goose South	5.0	213.25	220.00	8.87
and	Goose South	12.0	260.50	278.80	6.40

Significant gold results included 11.8 grams per tonne gold over 11.3 metres in drill hole G07-675 and two separate intervals in hole G07-685 returning 8.9 grams per tonne gold over 5.0 metres and 6.4 grams per tonne gold over 12.0 metres.

Drilling has successfully traced mineralization, at moderate to shallow depth, from the Goose South zone over 300 metres north to the limits of the Goose Island mineral resource envelope.  The relationship between this gold discovery and the deep zone of mineralization at Goose Island are not yet known.

Continuous gold mineralization can now be traced for approximately 1.2 kilometres, from just north of the Goose Island open pit reserves southward to Goose South.  Both zones are open on strike and at depth.  Future exploration planned for Goose South will further define this new discovery area with the purpose of potentially establishing a new mineral resource.

Goose Island Reserve Conversion Program Intersects Higher Grades Over Increasing Thicknesses

Seventeen diamond drill holes were completed to attempt to convert resources to reserves near the proposed limits of the Goose Island open pit and to explore underneath it for extensions.  Expansion of the Goose Island reserve would improve the results of the overall economics at Meadowbank since the proven and probable reserve grade is 35% higher at Goose Island (5.7 grams per tonne gold) than the overall grade of the Meadowbank project proven and probable reserve (4.2 grams per tonne gold).

Infill drilling in the pit outline returned 19.5 grams per tonne gold over 12.0 metres in drill hole G07-683, including 6.0 metres grading 31.7 grams per tonne gold.  Slightly beneath the proposed pit outline, holes G07-676 and G07-679 returned 5.8 grams per tonne gold over 18.5 metres, including 10.1 grams per tonne gold over 5.0 metres, and 15.3 grams per tonne gold over 8.0 metres, respectively.  In addition, approximately 100 metres beneath the proposed pit, hole G07-692 returned 5.5 grams per tonne gold over 9.5 metres.  Results from this drilling could potentially lead to increases in the resources and reserves in the Goose Island pit zone.

Drill Hole	Zone	True Width (metres)	From (metres)	To (metres)	Gold (g/t) (cut to 100 g/t)
G07-676	Goose Island	18.5	164.00	185.00	5.84
Incl	Goose Island	4.8	164.00	170.00	9.16
Incl	Goose Island	5.0	179.11	185.00	10.12
G07-679	Goose Island	8.0	152.59	161.84	15.25
G07-683	Goose Island	12.0	76.00	90.00	19.45
Incl	Goose Island	6.0	77.00	84.00	31.7
G07-692	Goose Island	9.5	258.00	269.60	5.49

Visible Gold and Higher Grade Intersections at Portage Bay Island Suggest Potential Convergence at Depth with Goose Island Zone

Recent drilling at the Portage zone, located immediately to the north of Goose Island, has targeted sectors of mineral resource within, or immediately adjacent to, the current Portage open pit limit.  The Portage mineral resource has been traced for over 2.5 kilometres, to date, from the Portage Bay Island area, near the current southern limit of the Portage pit reserve, northward to the Cannu zone.  An indicated gold resource at Cannu of almost 100,000 ounces has been estimated abutting the northern limit of the main Portage pit, but has not yet been incorporated into the Meadowbank reserves and mine design.

At the southern limit of the proposed Portage open pit, ten drill holes were completed on the nearby Portage Bay Island zone.  The program’s goal was to better define the resource at the southern limit of the Portage main pit and to test for extensions leading to the Goose Island zone, approximately 400 metres to the south.  Some of the more significant results are presented below:

Drill Hole	Zone	True Width (metres)	From (metres)	To (metres)	Gold (g/t) cut to 100 g/t
TP07-689A	Portage Bay Island	3.0	45.00	49.50	4.25
And	Portage Bay Island	3.0	58.25	63.00	4.81
And	Portage Bay Island	4.5	137.00	143.90	10.16
Including	Portage Bay Island	2.5	140.00	143.90	15.93
And	Portage Bay Island	11.0	156.00	168.00	8.13
Including	Portage Bay Island	4.5	156.00	161.00	17.08
TP07-694	Portage Bay Island	5.0	84.00	90.00	8.98
And	Portage Bay Island	9.0	97.00	108.00	22.98
Including	Portage Bay Island	5.7	101.00	108.00	34.60
TP07-695	Portage Bay Island	7.5	108.55	120.60	13.76
Including	Portage Bay Zone Island	3.2	115.50	120.60	20.11
TP07-704	Portage Bay Zone Island	3.0	16.30	19.80	31.76
and	Portage Bay Zone Island	2.8	27.50	30.50	12.81

Several positive and unexpected results were returned to the south of the proposed Portage pit limit that will be the focus of drilling in the near term.  Within approximately 20 metres from surface, hole TP07-704 intersected two intervals containing visible gold that returned 12.8 gram per tonne gold over 2.8 metres and 31.8 grams per tonne gold over 3.0 metres.

Also, at approximately 150 metres depth and immediately to the south of the proposed pit outline, several significant intercepts were recorded.  These included high grade gold mineralization, multiple intervals within a single hole and some thicker intervals.  Drill hole TP07-689A intersected four mineralised intervals including 4.3 grams per tonne gold over 3.0 metres, followed by 4.8 grams per tonne gold over 3.0 metres, and 10.2 grams per tonne gold over 4.5 metres (with a further subinterval of 15.9 grams per tonne gold over 2.5 metres) and 8.1 grams per tonne gold over 11.0 metres (including a further subinterval of 17.1 grams per tonne gold over 4.5 metres).  The depths and strength of the mineralization traced by this hole, suggests the potential for the Portage zone to connect at moderate depths to the Goose Island zone.

This recent drilling suggests continuous gold mineralization over 3.5 kilometres spanning the Cannu, Portage, North Portage, Portage Bay Island, Goose South and Goose Island zones.

Drilling at Portage and North Portage Confirm High Grade Sectors within the Portage Pit and also Gold Extensions Below the Pit

Throughout the south-central and northern portions of the Portage Pit, 36 drill holes were completed for potential resource-to-reserve conversion.  These holes help to better define the sectors where the gold zone continues to be open at depth.

The best intervals from the south-central sector of the Portage open pit were in hole TP07-706 with 4.3 grams per tonne gold over 4.6 metres and in drill hole TP07-726, which included 4.4 grams per tonne gold over 4.5 metres.

Drilling in the northern sector of the Portage pit returned one of the highest grade intercepts to date and indicates that the zone may have further depth potential below the current pit outline.  Hole NP07-721 intersected two gold intervals returning 3.7 grams per tonne gold over 6.0 metres (almost at pit bottom) and an uncut grade of 296.1 grams per tonne gold (100 grams per tonne gold cut value) over 1.0 metres.   At depth, drill holes NP07-731 and NP07-734 returned respectively 5.0 grams per tonne gold over 5.1 metres and 10.2 grams per tonne gold over 7.4 metres, potentially extending the economic envelope approximately 25 metres below the currently proposed pit bottom.

Drill Hole	Zone	True Width (metres)	From (metres)	To (metres)	Gold (g/t) cut to 100 g/t
TP07-706	Portage	4.6	68.4	73.0	4.34
TP07-726	Portage	4.5	73.0	77.5	4.42
NP07-721	North Portage	6.0	77.0	83.0	3.72
and	North Portage	1.0	89.0	90.0	100.0
NP07-731*	North Portage	5.1	78.0	83.1	4.98
NP07-734*	North Portage	7.4	95.2	102.6	10.18

* preliminary results

Further Work at Meadowbank Underway Including Drilling at Nearby Vault and Marge Bay Deposits

The expected return of frozen conditions in November will facilitate additional access to the various drill targets.  Several of the most attractive targets are best accessed from the ice on the nearby lakes.

Currently, drilling is partly focused on extending mineralization in the Cannu zone immediately north of the Portage open pit and also on the Vault open pit reserve and resource.  The Vault deposit is located five kilometres to the north of the Portage Pit and drilling is in preparation for possible reserve conversion and pit design once the feasibility review has been completed this fall.  To date, 13 drill holes have been completed on Vault, mostly testing resource definition targets while some were extended 150 to 250 metres underneath the main lens to test for a possible repetition of the rock sequence along an interpreted shallow fault structure.  The results for all of these holes are pending.

The limited drilling program that is underway in the Marge Bay area, located four kilometres northeast of the Vault zone, is significant because it is the first attempt in 2007 to drill test outside of the mining area at Meadowbank.  Marge Bay is a prospect associated with a strong magnetic feature but exploration has been hampered by its proximity to a small lake.  The first hole intersected significant layers of iron formation with local sulphide replacement (which is generally an indicator of gold mineralization at Meadowbank) and assays are pending.

In addition, regional exploration has been initiated with a detailed helicopter-borne geophysical survey that was flown recently over the entire 37,054 hectares property in order to accelerate future exploration outside of the known gold reserve and resource areas.

Notes to Investors Concerning Estimates of Mineral Resources

Cautionary Note to investors concerning estimates of Measured and Indicated Resources.

This press release may use the terms “measured resources” and “indicated resources”. We advise investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission (the “SEC”) does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to investors concerning estimates of Inferred Resources.

This press release may also use the term “inferred resources”. We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific and Technical Data

Guy Gosselin, Ing., the Company’s Exploration Manager for Canada, who is a Qualified Person and supervises the exploration program underway at Meadowbank, has also prepared, verified and reviewed the exploration results that are disclosed in this press release. The location and grade of the samples disclosed were verified against original documents and no significant limitations to this process are known.

The Meadowbank mineral reserves and resources (Q4/2005) have been prepared in accordance with NI 43-101. Dr. Mike Armitage, Managing Director of SRK Consulting (UK) Limited, is the independent Qualified Person responsible for preparation of stated reserves.

The Cannu mineral resource estimate (January, 2007) was prepared in accordance with the requirements set out in NI 43-101 under the direction of Dr. Mike Armitage, Managing Director of SRK Consulting (UK) Limited, who is an independent Qualified Person as defined by NI 43-101. The Cannu zone resources are not included in the feasibility study of the Meadowbank project.

Required information for the Meadowbank project that is set out in Canadian Securities Administrators’ National Instrument 43-101 Sections 3.2, 3.3 and 3.4 can be found either in the Technical Report filed by Cumberland Resources Ltd. on SEDAR on March 1, 2004, or in press releases filed by Cumberland Resources Ltd. on December 12, 2005 and January 17, 2007. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Preliminary drill hole results contain assays for which QA/QC results are acceptable but for which check assays have not yet been completed.

Forward-Looking Statements

The information in this press release has been prepared as at September 17, 2007.  Certain statements contained in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking information under the provisions of Canadian provincial securities laws.  When used in this document, the words “anticipate”, “expect”, “estimate,” “forecast,” “planned” and similar expressions are intended to identify forward-looking statements or information.

Such statements and information include without limitation: statements regarding estimates of reserves and resources, potential exploration and drilling results, timing and amounts of capital expenditures and other assumptions; estimates of future mineral production and sales; estimates of mine life; estimates of future mining costs, cash costs, minesite costs and other expenses; estimates of future capital expenditures and other cash needs, and expectations as to the funding thereof; statements and information as to the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs, and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production;  and statements and information regarding anticipated future exploration and feasibility study results; the anticipated timing of events with respect to the Company’s minesites; statements and information regarding the sufficiency of the Company’s cash resources; and other statements and information regarding anticipated trends with respect to the Company’s capital resources and results of operations. Such statements and information reflect the Company’s views as at the date of this press release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements and information. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements and information. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s byproduct metal derivative strategies. For a more detailed discussion of such risks and other factors, see Company’s Annual Information Form and Annual Report on Form 20-F for the year ended December 31, 2006, as well as the Company’s other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission. The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information.

Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, mining methods, capital costs, and location of surface infrastructure and actual results and final decisions may be materially different from those currently anticipated.

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in Quebec and exploration and development activities in Canada, Finland, Mexico and the United States.  Agnico-Eagle’s LaRonde Mine is Canada’s largest gold deposit in terms of reserves.  The Company has full exposure to changes in gold prices consistent with its policy of no forward gold sales.  It has paid a cash dividend for 25 consecutive years.